EXHIBIT 12

                   THE QUAKER OATS COMPANY AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


(Dollars in Millions)                                       Year Ended
                                                  Dec. 31, 1996   Dec. 31, 1995

Earnings:
  Income Before Income Taxes                           $415.6        $1,220.5
  Add Fixed Charges - net of capitalized interest       118.2           147.3

    Earnings                                           $533.8        $1,367.8


Fixed Charges
  Interest on Indebtedness                             $112.3        $  139.5
  Portion of rents representative of the
    interest factor                                      12.1            12.1
  Fixed Charges                                        $124.4        $  151.6

Ratio of Earnings to Fixed Charges (a)                   4.29            9.02




(a) For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the portion deemed representative of the interest factor) of rents.